

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2019

Shmuel Hess, Ph.D.
Chief Executive Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona
Israel 7403618

     Re: Enlivex Therapeutics Ltd.
        Registration Statement on Form F-3
        Filed June 7, 2019
        File No. 333-232009

Dear Dr. Hess:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Drew M. Altman, Esq.